Exhibit 99.5

Deep Well Oil & Gas, Inc.

Corporate Governance and

Nominating Committee

Charter

Adopted: December 17, 2014

CORPORATE GOVERNANCE AND

NOMINATING COMMITTEE CHARTER

1.	Purpose

The Nominating and Corporate Governance Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Deep Well Oil & Gas, Inc. (the “Company”) for the purposes of (a) assisting the Board in identifying individuals qualified to serve as members of the Board, (b) developing and recommending to the Board corporate governance guidelines for the Company, and (c) overseeing the evaluation of the Board.

To facilitate the goals of the Committee this Corporate Governance and Nominating Committee Charter governs the operations of this Committee of the Board. This Charter is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company. On behalf of the Board, the Committee is responsible for those duties set out more fully in point 4 below but generally:

1.1	Identifying, screening and reviewing individuals qualified to serve as directors and recommending to the Board:

1.1.1	director nominees for election, including nominees to be elected or re-elected as directors at each annual meeting of shareholders; and

1.1.2	candidates to fill any vacancies on the Board;

1.1.3	oversee the evaluation of the Board and management of the Company;

1.1.4	periodically review the criteria for the selection of new directors to serve on the Board and recommend any proposed changes to the Board for approval;

1.1.5	annually recommend to the Board the chairpersons and members of each of the Board’s committees.

1.2	Overseeing the implementation and monitoring the effectiveness of, interpreting and reviewing, the Company’s Corporate Governance Guidelines and recommending to the Board modifications and/or additions to the Corporate Governance Guidelines.

1.3	Reviewing, on a regular basis, the overall corporate governance of the Company and recommending improvements as appropriate.

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In addition to the powers and responsibilities expressly delegated to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities delegated to it by the Board from time to time consistent with the Company’s Bylaws, the listing requirements of the stock exchange where the Company is listed and applicable laws and regulations.

2.	Member Composition

The Committee shall consist of three or more members of the Board and shall satisfy the laws governing the independence requirements of applicable securities law, stock exchange and any other regulatory requirements and any exemptions thereto.. The members of the Committee shall be appointed by the Board and continue to be members until their successors are elected and qualified or until their earlier resignation or removal from the Committee. Any member of the Committee may be removed, with or without cause, by the Board at any time.

The Board may appoint one member to serve as Chairman of the Committee, to convene and chair all regular and special sessions of the Committee, to set agendas for Committee meetings, to determine and communicate to management and the full Board the information needs of the Committee, and to report Committee determinations and actions on behalf of the Committee to the Board.

3.	Committee Meetings

The Chairman shall preside at each meeting of the Committee and set the agendas for Committee meetings. The Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings as long as they are not inconsistent with any provisions of the Company’s Bylaws or applicable laws or regulations.

The Committee shall meet as frequently as the Committee may determine to carry out its duties and responsibilities under this Charter, but in no event less than once each year. Meetings of the Committee may be held by telephone conference call. A majority of the members of the Committee shall constitute a quorum sufficient for the taking of any action by the Committee.

The Committee may, at its discretion and at the invitation of the Chairman, include in its meetings members of the Company’s management, representatives of the Company’s outside advisors; any other personnel employed or retained by the Company or any other persons whose presence the Committee believes to be necessary or appropriate. However; only independent directors of the Committee may vote on matters.

The Chairman shall report to the Board regularly regarding the Committee’s activities and actions and any matter of material concern to the Company, including at the first Board meeting following any Committee meeting. The Committee shall keep regular minutes of its meetings and report the same to the Board from time to time and upon request.

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4.	Duties and Responsibilities

The Committee shall have the following authority and responsibilities:

4.1	To review and report to the Board annually on the size, composition and profile of the Board (age, geographical representation, disciplines, independence).

4.2	To lead the search for selecting director nominees for election to the Board and for filling vacancies on the Board and newly created directorships that may occur between annual meetings of shareholders. The Committee is responsible for identifying individuals qualified to serve on the Board and recommending that the Board select director nominees for election to the Board and to fill vacancies and newly created directorships. In fulfilling its responsibilities to identify individuals qualified to become director nominees, the Committee will consider, but not limited to:

4.2.1	The independence of each director nominee;

4.2.2	The skills, experience, knowledge and background of each director nominee;

4.2.3	The past performance of directors being considered for re-election;

4.2.4	Applicable regulatory and stock exchange requirements;

4.2.5	Director nominees with the highest personal and professional integrity; and

4.2.6	Director nominees who demonstrate exceptional ability and judgment.

4.3	To review the Board committee structure and to recommend to the Board for its approval directors to serve as members of each committee of the Board. The Committee shall review and recommend committee positions annually and shall recommend additional committee members to fill vacancies or to augment the strength of those committees.

4.4	Review planning for succession to the position of Chairman of the Board and Chief Executive Officer and other senior management positions. To assist the Committee with this responsibility, if requested by the Committee, the Chief Executive Officer will provide the Committee with recommendations and evaluations of potential successors to succeed him or her and other members of senior management.

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4.5	To review proposals received from shareholders for persons to be considered for nomination to the Board, and to designate a member of the Nominating Committee or the Corporate Secretary of the Company to receive such communications directly from shareholders in compliance with the Company’s By-Laws.

4.6	To assist management in the development and recommend to the Board for its approval a set of corporate governance guidelines. The Committee shall review the guidelines from time to time, as it deems appropriate, and recommend changes as necessary.

4.7	To develop and recommend to the Board for its approval an annual self-evaluation process of the Board and its committees. The Committee shall oversee the annual self-evaluations.

4.8	To review and recommend changes to procedures whereby shareholders may communicate with the Board.

4.9	To review and assess the adequacy of this Committee Charter annually, requesting Board approval for proposed changes, and ensure appropriate disclosure as may be required by law, regulation, the stock exchange rules where the Company is listed, or consistent with the Company’s By-Laws.

5.	Access to Independent and Outside Advisors

The Committee shall have the authority, at the expense of the Company, to retain and determine compensation for search firms and other outside legal, accounting or other advisors or consultants including independent third-party experts, as it shall deem necessary or appropriate in its sole discretion in performance of its duties.

6.	Compensation

Members of the Committee shall receive such fees, if any, for their service as Committee members as may be determined by the Board of the Company.

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7.	Shareholder Proposals

The Committee will consider all recommendations from any person (or group) who has (or collectively if a group has) held more than 5% of the Company’s voting securities for longer than one year. Shareholders desiring to submit proposals or recommendations for director nominations to the Committee should submit the following information in writing addressed to the following person:

DEEP WELL OIL & GAS, INC.
Suite 700, 10150 – 100 Street
Edmonton, Alberta
T5J 0P6 Canada
Attention: Corporate Secretary

Any such proposals or recommendations for director nominations considered by the committee must comply with the rules pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended and in accordance with the Company’s By-Laws as previously filed with the U.S. Securities and Exchange Commission or by requested a copy of the By-Laws from the Company at the above noted address.

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